Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110577

Prospectus Supplement No. 2
to Prospectus Dated February 13, 2004
of
Apria Healthcare Group Inc.

Relating to

$250,000,000 3-3/8% Convertible Senior Notes due September 1, 2033
and
Shares of Common Stock Issuable Upon Conversion of the Notes

     This prospectus supplement no. 2 relates to the resale by selling securityholders of Apria Healthcare Group Inc.’s 3-3/8% Convertible Senior Notes Due 2033 and the shares of Apria common stock issuable upon conversion of the notes.

     This prospectus supplement no. 2 has been prepared in order to provide information with respect to holders of the notes that may be selling securityholders under the prospectus, as amended and supplemented. This prospectus supplement no. 2 should be read and delivered in conjunction with the prospectus dated February 13, 2004.

     Information about the selling securityholders may change over time. Because each selling securityholder may offer all or some portion of the notes or the common stock issuable upon conversion of the notes and the number of shares of common stock into which the notes are convertible may be adjusted, no estimate can be given as to the amount of notes or the common stock issuable upon conversion of the notes that will be held by the selling securityholders upon consummation of any sales. The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their securities since the date on which they provided the information regarding their notes. Apria prepared this table based on the information supplied to Apria by the selling securityholders named in the table.

     The following table sets forth information with respect to the selling securityholders and the aggregate principal amount of notes and shares of common stock beneficially owned by the selling securityholders.

	Principal Amount
	of Notes			Maximum Number of	Number of Shares of
	Beneficially	Percentage	Number of Shares	Shares of Common	Common Stock
	Owned and	of Notes	of Common Stock	Stock	Beneficially Owned
Selling Securityholder	Offered Hereby	Outstanding	Beneficially Owned(1)	to be Sold(1)	after the Offering(2)
CNH CA Master Account, L.P.	$1,500,000	*	43,027	43,027	—
Banc of America Securities LLC	$1,000,000	*	28,685	28,685	—

*	Indicates ownership of less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount at maturity of notes, rounded down to the nearest whole number of shares. However, this conversion rate may be adjusted as described in the prospectus dated February 13, 2004 under “Description of Notes – Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Assumes selling securityholder sells maximum number of shares issued upon conversion of the notes.

     Banc of America Securities LLC served as joint book-running manager in connection with the original issuance of the notes and as a co-manager in connection with the public offering of Apria’s common stock in August 2001. Banc of America Securities LLC is also the sole lead arranger and sole book manager of Apria’s credit facilities. In addition, Banc of America, N.A., an affiliate of Banc of America Securities LLC, is the agent for the lenders under Apria’s credit facilities. To Apria’s knowledge, none of the selling securityholders have, or within the past three years have had, any other position, office or other material relationship with Apria or any of Apria’s predecessors or affiliates.

     Investing in Apria’s Convertible Senior Notes and Apria common stock involves risk. See the discussion entitled “Risk Factors” beginning on page 10 of the prospectus dated February 13, 2004 to read about factors to consider in connection with purchasing these securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated March 1, 2004